02037550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
5-1-02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY AND NUM STRIKE A DEAL AT RANDFONTEIN

Johannesburg, 27 May 2002 – Harmony today announced that the dispute with the NUM and its Randfontein operations had been resolved, with striking employees due to return to work at tonight's shift, after a 12 day strike.

The parties agreed to establish a joint working party consisting of representatives from both parties to come up with a detailed programme to find a sustainable long term solution for its accommodation challenge of employees which mainly reside in single sex hostels but will include home owners and employees living out. The parties further agreed to increase living out allowances to R500-00 per month. This amount will be increased with the same percentage as agreed to at annual wage increases to achieve an amount of R600-00 by January 2005.

Commenting on the agreement, Harmony's chief executive, Bernard Swanepoel said "We wanted an agreement focussing on

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For immediate release
Monday
27 May 2002
For further details contact:

Bernard Swanepoel on
+27(0)83-303-9922
or
Ferdi Dippenaar
on +27(0)82-807-3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27 83 380 6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

a total sustainable long term solution for our employees accommodation needs and not just throwing money at about 20% of the labour force, who are neither home owners or hostel dwellers. Increasing living out allowances to bring it in line with what it costs us to accommodate employees living in the hostel was also a given. Limiting the percentage increase to the annual wage increases over the next two and a half years allows the mine to plan for these costs accordingly."

Ends

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY AND PLACER DOME ENTERS PRE-ACCEPTANCE AGREEMENT ON SALE OF AURIONGOLD

Johannesburg, 27 May 2002 – Harmony is pleased to announce that it has entered into a pre-acceptance agreement with Placer Dome whereby it has agreed to accept Placer Dome's offer for all of its interest in AurionGold (subject to certain conditions). Harmony holds 43,350,992 shares (a 9.8% interest) in AurionGold.

Bernard Swanepoel, chief executive of Harmony, said: "Harmony has long been a supporter and active participant in the consolidation and rationalisation of the global gold industry. Placer Dome is by far the logical owner of AurionGold, hence this transaction represents another step towards achieving this goal. From Harmony's perspective, the terms of the offer are attractive and we look forward to becoming a Placer Dome shareholder."

Ends

For immediate release
Monday
27 May 2002
For further details contact:

Bernard Swanepoel on
+27(0)83-303-9922
or
Ferdi Dippenaar
on +27(0)82-807-3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27 83 380 6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 28, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary